Exhibit 3.150

THIRD RESTATED

CERTIFICATE OF FORMATION

OF

FUNDSXPRESS FINANCIAL NETWORK, INC.

ARTICLE ONE

                The name of the Corporation is FundsXpress Financial Network, Inc.

ARTICLE TWO

                The period of duration of the Corporation is perpetual.

ARTICLE THREE

                The purpose for which the Corporation is organized is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

ARTICLE FOUR

                The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Fifty Million (50,000,000), of which (a) Forty-Five Million (45,000,000) shares shall be designated as Common Stock, par value $0.001 per share, and (b) Five Million (5,000,000) shares shall be designated as Preferred Stock, par value $0.001 per share.

ARTICLE FIVE

                The registered agent of the Corporation is an organization by the name of Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company.  The business address of the registered agent and the registered office address is 701 Brazos Street, Suite 1050, Austin, Texas  78701.

ARTICLE SIX

                The number of directors constituting the current Board of Directors is two.  The number of directors constituting each subsequent Board of Directors shall be fixed by, or determined in the manner provided in the Corporation’s bylaws.  The directors need not be residents of the State of Texas or shareholders of the Corporation.  The names and address of the Persons who are currently serving as directors until the next annual meeting of the shareholders or until their successor are elected or qualified or, if earlier, until their death, resignation, or removal as directors, are as follows:

Name /s/ Stanley J. Andersen	Address
Stanley J. Andersen	6855 Pacific Street
Omaha, Nebraska 68106

Name /s/ Jan D. Madsen	6855 Pacific Street
Jan D. Madsen	Omaha, Nebraska 68106